April 23, 2019

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, IN 47547-0810

       Re: German American Bancorp, Inc.
           Registration Statement on Form S-4
           Filed April 19, 2019
           File No. 333-230961

Dear Mr. Schroeder:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services